UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-41679

U Power Limited

18/F, Building 3, Science and Technology Industrial Park

Yijiang District, Wuhu City, Anhui Province

People’s Republic of China, 241003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On November 6, 2026, U Power Limited (the “Company”) reported its unaudited financial results for the six months ended June 30, 2026. The Company furnishes the following documents as exhibits to this report: (i) “Unaudited Financial Results and Statements of U Power Limited for the Six (6) Months Ended June 30, 2026”; and (ii) “Operating and Financial Review and Prospects.”

This current report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-297930, 333-296308, 333-282901, and 333-282542).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report concerning the Company’s current plans, estimates, strategies and beliefs, and other statements that are not historical facts, are forward-looking statements concerning the Company’s future performance. Forward-looking statements include, but are not limited to, statements that use words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” or words of similar meaning, in discussions of future operations, financial performance, events or conditions. The Company may also make oral or written forward-looking statements from time to time in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to management. Important risks and uncertainties could cause actual results to differ materially from those described in these statements. These risks and uncertainties include, but are not limited to, demand for and acceptance of the Company’s products and services, changes in technology, economic conditions, competition and pricing, government regulation, and other risks described in the Company’s reports filed with the U.S. Securities and Exchange Commission. Investors should therefore not place undue reliance on forward-looking statements.

All forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany them. The Company disclaims any obligation to update any forward-looking statement to reflect events or circumstances after the date of this report.

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EXHIBIT INDEX

Number	Description of Exhibit

99.1	Unaudited Financial Results and Statements of U Power Limited for the Six (6) Months Ended June 30, 2026
99.2	Operating and Financial Review and Prospects
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

U Power Limited

Date: November 6, 2026	By:	/s/ Jia Li
Jia Li
Chief Executive Officer

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